Exhibit 99.1

DIGIASIA CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

DIGIASIA CORP.

DIGIASIA CORP.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in United States Dollar, except share data)

	June 30, 2024	December 31, 2023

ASSETS
Current assets:
Cash and cash equivalents	$3,167,614	$2,228,380
Restricted cash	2,711,425	2,787,745
Accounts receivables	37,366,641	7,078,333
Loans	3,606,680	3,270,722
Other current assets	506,903	762,155
Total current assets	47,329,263	16,127,335
Non-marketable equity securities	11,633,818	12,278,293
Right-of-use asset	28,248	-
Deferred tax assets, net	-	-
Property and equipment, net	8,192	9,361
Intangible assets, net	11,360,514	12,468,808
Total assets	$70,360,035	$40,883,797

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	$35,406,470	$10,101,440
Accrued expenses and others	5,282,900	2,372,222
Current portion of lease obligations	8,386	-
Current portion of post-employment benefit liabilities	20,544	20,213
Short-term borrowings	15,225,058	7,129,430
Taxes payable	4,121,597	2,595,884
Total current liabilities	60,064,955	22,219,189

Warrant liabilities	900,000	-
Non-current portion of lease obligations	16,504	-
Non-current portion of post-employment benefit liabilities	202,572	207,920
Total liabilities	61,184,031	22,427,109
Commitments and Contingencies (Note 18) STOCKHOLDERS’ equity:
Series A Preferred stock (no par value, no authorized shares, issued and outstanding shares, 0 at 30 June 2024 and 1,404 at December 31, 2023)	-	25,004,125
Common stock, $0.0001 par value, 56,141,836 shares and 39,456,506 shares issued and outstanding shares at June 30, 2024 and December 31, 2023, respectively)	5,614	3,946
Additional paid in capital	81,512,750	53,987,686
Accumulated deficit	(54,447,103)	(34,179,586)
Accumulated other comprehensive income	(1,100,379)	-
Total stockholders’ equity attributable to DigiAsia Corp. Stockholders	25,970,882	54,701,238
Non-controlling interest in consolidated subsidiaries	(16,794,878)	(36,244,550)
Total stockholders’ equity	9,176,004	18,456,688
Total liabilities and stockholders' equity	$70,360,035	$40,883,797

See Notes to Unaudited Interim Condensed Consolidated Financial Statements

DIGIASIA CORP.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in United States Dollar, except share data)

	Six Months ended June 30, 2024	Six Months ended June 30, 2023

Revenue	$51,110,222	$35,321,776
Cost of revenue	(1,158,532)	(1,062,082)
Gross profit	49,951,690	34,259,694
Operating costs:
Sales and marketing	(46,834,414)	(30,624,427)
General and administrative	(3,011,317)	(2,951,154)
Depreciation and amortization	(45,158)	(4,834)
Total operating expenses	(49,890,889)	(33,580,415)
Income from operations	60,801	679,279
Interest expense	(1,482,136)	(880,390)
Non-operating income	540,699	36,508
Share of net profits of investment in equity accounted investees	-	186
Loss before tax	(880,636)	(164,417)
Income tax expense	(598,192)	-
Net loss	(1,478,828)	(164,417)
Income attributable to non-controlling interest	6,668	3,511,014
Loss attributable to DigiAsia Corp.	$(1,485,496)	$(3,675,431)

Loss per share attributable to DigiAsia Corp.
Basic and diluted	$(0.03)	$(0.08)
Weighted average shares outstanding
Basic and diluted	50,184,958	44,548,342

See Notes to Unaudited Interim Condensed Consolidated Financial Statements

DIGIASIA CORP.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in United States Dollar, except share data)

	Six Months ended June 30, 2024	Six Months ended June 30, 2023

Net loss	$(1,478,828)	$(164,417)
Other comprehensive (loss)/income:
Foreign currency translation adjustment	(1,100,379)	326,108
Total other comprehensive (loss)/ income	(1,100,379)	326,108

Comprehensive (loss)/income	$(2,579,207)	$161,691

Comprehensive income attributable to non-controlling interest	6,668	3,837,122
Comprehensive loss attributable to DigiAsia Corp.	$(2,585,875)	$(3,675,431)

See Notes to Unaudited Interim Condensed Consolidated Financial Statements

DIGIASIA CORP.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(All amounts in United States Dollar, except share data)

	Number of shares		Paid-in capital
	Common	Preferred	Common stock	Preferred stock	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive income/ (loss)	Total DigiAsia Corp. Stockholders’ Equity	Non- controlling interest	Total equity

Balance at January 1, 2023	11,230	1,404	$39,483,703	$25,004,125	$19,714,571	$(25,834,735)	$-	$58,367,664	$(40,425,791)	$17,941,873
Retroactive application of Reverse Recapitalization (Note 3)*	39,445,276	-	$(39,479,757)	-	$39,479,757	-	-	-	-	-
Balance at January 1, 2023	39,456,506	1,404	$3,946	$25,004,125	$59,194,328	$(25,834,735)	$-	$58,367,664	$(40,425,791)	$17,941,873
Stock-based compensation expense	-	-	-	-	141,759	-	-	141,759	-	141,759
Issue of common stock pending allotment	-	-	-	-	4,465,829	-	-	4,465,829	-	4,465,829
Net loss/(income)	-	-	-	-	-	(3,675,431)	-	(3,675,431)	3,511,014	(164,417)
Other comprehensive income/(loss)	-	-	-	-	-	-	-	-	316,108	316,108
Balance at June 30, 2023	39,456,506	1,404	$3,946	$25,004,125	$63,801,916	$(29,510,166)	$-	$59,299,821	$(36,588,669)	$22,711,152

Balance at January 1, 2024	11,230	1,404	$39,483,703	$25,004,125	$24,392,996	$(34,179,586)	$-	$54,701,238	$(36,244,550)	$18,456,688
Retroactive application of Reverse Recapitalization (Note 3) *	39,445,276	-	$(39,479,757)	-	$39,479,757	-	-	-	-	-
Balance at January 1, 2024	39,456,506	1,404	$3,946	$25,004,125	$63,872,753	$(34,179,586)	$-	$54,701,238	$(36,244,550)	$18,456,688
Conversion of preferred stock to common stock	5,331,511	(1,404)	533	(25,004,125)	25,003,592	-	-	-	-	-
Issuance of common stock to non-controlling interest	-	-	-	-	-	-	-	-	660,983	660,983
Reclassification on change in structure	-	-	-	-	-	(18,782,021)	-	(18,782,021)	18,782,021	-
Reverse Recapitalization impact	10,303,819	-	1,030	-	(11,863,490)	-	-	(11,862,460)	-	(11,862,460)
Issuance of shares to vendors against services	1,050,000	-	105	-	4,499,895	-	-	4,500,000	-	4,500,000
Net (loss)/income	-	-	-	-	-	(1,485,496)	-	(1,485,496)	6,668	(1,478,828)
Other comprehensive income/(loss)	-	-	-	-	-	-	(1,100,379)	(1,100,379)	-	(1,100,379)
Balance at June 30, 2024	56,141,836	-	$5,614	$-	$81,512,750	$(54,447,103)	$(1,100,379)	$25,970,882	$(16,794,878)	$9,176,004

*Both the number of shares outstanding and their par value have been retroactively recast for all prior periods presented to reflect the par value of the outstanding stock of DigiAsia Corp. as a result of the successful Reverse Recapitalization.

See Notes to Unaudited Interim Condensed Consolidated Financial Statements

DIGIASIA CORP.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in United States Dollar, except share data)

	Six Months ended June 30, 2024	Six Months ended June 30, 2023
Cash flows from operating activities:
Net loss	$(1,478,827)	$(164,417)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	1,045,158	1,004,834
Share of income in equity accounted investees	-	(186)
Stock based compensation expenses	-	141,759
Changes in operating assets and liabilities:
Trade receivables	(31,701,182)	(18,217,638)
Loans	(557,447)	77,408
Other current assets	215,468	(367,978)
Taxes payable	1,745,342	104,727
Trade payables and other liabilities	25,768,453	14,775,737
Net cash (used in) operating activities	(4,963,036)	(2,645,754)

Cash flows from investing activities:
Investments made	-	(751,761)
(Acquisition)/disposal of property and equipment and intangible assets	57,424	(105,973)
Net cash (used in) investing activities	57,424	(857,734)

Cash flows from financing activities:
Proceeds from issue of shares to non-controlling interest	660,983	-
Proceeds from issue of common shares	957,870	-
Proceeds from business combination	171,256	-
(Repayment of)/Proceeds from Long-term debt	-	(171,245)
Proceeds from Short-term borrowings, net	4,260,806	5,276,955
Net cash provided by financing activities	6,050,915	5,105,710

Net changes in cash and cash equivalents and restricted cash	1,145,303	1,602,222
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(282,389)	93,223
Cash and cash equivalents and restricted cash at beginning of year	5,016,025	1,877,863
Cash and cash equivalents and restricted cash at end of year	$5,879,039	3,573,308

Supplemental disclosure of cash flow Information
Cash paid for interest	$190,288	880,390

Non-cash financing activity
Issue of common stock pending allotment in exchange for settlement of promissory note	-	4,465,829

See Notes to Unaudited Interim Condensed Consolidated Financial Statements

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

Note 1    General Information

General Information

DigiAsia Corp. (formerly StoneBridge Acquisition Corporation) was incorporated in the Cayman Islands on February 2, 2021. The accompanying consolidated financial statements include the accounts and transactions of DigiAsia Corp. and its subsidiaries (collectively, the “Group” or “the combined entity” or “DigiAsia”).

DigiAsia is among the first Embedded Fintech as a Service (“EFaaS”) companies in Indonesia serving enterprise segments from various verticals. The Company aims to be a leading fintech-enabling platform in Indonesia by accelerating financial inclusion through its licenses and technology stack and combining the benefits of technological innovation with traditional financial services. The group offers various embedded financial products through a set of open access application programming interfaces (“APIs”) that can be embedded in the mobile applications and web interfaces of its partner customers. Partnership is the nature of group’s core product marketing strategy as an EFaaS provider in developing ready-to-use cases for enterprise customers. Rather than invest financial capital, time and human resources, group’s partner customers can have branded or white label fintech services live and operational within weeks.

The group's key offerings include:

●	Business to Business to Consumer (B2B2C), which entails providing wallets to group’s customers for loyalty and transactions;
●	Business to Business to Many (B2B2M), which entails providing wallets for supply chain payments and financing, as well as facilitating bill payments; and
●	Banking as a Service (BaaS), which entails enabling BaaS (open loop solutions for banks) and peer-to-peer (P2P) lending.

By leveraging its consolidation strategy, technology platform and extensive expertise of its management team, the group has emerged as one of the foremost players in its geography of operations in terms of ecosystem and Business to Business (B2B) offerings and number of B2B platforms.

On April 2, 2024 (the “Closing Date”), pursuant to a Business Combination Agreement dated January 5, 2023 by and among StoneBridge Acquisition Corporation (“StoneBridge” or “SPAC”), StoneBridge Acquisition Pte. Ltd. and DigiAsia Bios Pte. Ltd., the parties consummated the merger of StoneBridge Acquisition Pte. Ltd. with and into DigiAsia Bios Pte. Ltd., with DigiAsia Bios Pte. Ltd., continuing as the surviving corporation (the “Merger”), as well as the other transactions contemplated by the Business Combination Agreement (the Merger and such other transactions, the “Reverse Recapitalization”). In connection with the closing (the “Closing”) of the Reverse Recapitalization, DigiAsia Bios Pte. Ltd. became a wholly owned subsidiary of StoneBridge and StoneBridge changed its name to DigiAsia Corp., and all of DigiAsia Bios Pte. Ltd. common stock and preferred stock automatically converted into shares of the Company’s common stock having a par value of $ 0.0001 per share. The Company’s Common Stock and Warrants commenced trading on the Nasdaq Global Market (“Nasdaq”) under the symbols “FAAS” and “FAASW,” respectively, on April 2, 2024. Refer to Note 3 to these consolidated financial statements for more information on the Reverse Recapitalization.

DigiAsia Bios Pte. Ltd. determined that it was the accounting acquirer in the Reverse Recapitalization based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805, Business Combinations. The determination was primarily based on the following facts:

●	DigiAsia Bios Pte. Ltd.’s shareholders, prior to the Reverse Recapitalization, have the largest voting interest in the post-combination Company;
●

DigiAsia Bios Pte. Ltd. prior to the Closing, appointed the majority of the Company’s Board of Directors (effective upon the Reverse Recapitalization, the Company’s Board consists of seven directors, including two directors designated by StoneBridge prior to the Closing and five directors designated by DigiAsia Bios Pte. Ltd., prior to the Closing; two of the Company’s directors immediately after the Closing have been determined to be independent within the meaning of the independent director standards of the Securities and Exchange Commission and The Nasdaq Stock Market LLC);

●	The executive officers of DigiAsia Bios Pte. Ltd. became the initial executive officers of the Company after the Reverse Recapitalization;
●	DigiAsia Bios Pte. Ltd. is the larger entity, in terms of substantive operations and employee base;
●	DigiAsia Bios Pte. Ltd. will comprise the ongoing operations of the combined entity; and
●	The combined entity will continue under the name of DigiAsia Corp.

Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of DigiAsia Bios Pte. Ltd., issuing stock for the net assets of StoneBridge. The primary asset acquired from StoneBridge was cash that was assumed. Separately, the Company also assumed warrants. No goodwill or other intangible assets were recorded as a result of the Reverse Recapitalization.

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

While StoneBridge was the legal acquirer in the Reverse Recapitalization, because DigiAsia Bios Pte. Ltd., was deemed to be the accounting acquirer, the historical financial statements of DigiAsia Bios Pte. Ltd., became the historical financial statements of the combined entity upon the consummation of the Reverse Recapitalization. As a result, the financial statements included in this report reflect (i) the historical operating results of DigiAsia Bios Pte. Ltd., prior to the Reverse Recapitalization; (ii) the results of the combined entity following the Closing of the Reverse Recapitalization; (iii) sum of the assets and liabilities of both DigiAsia Bios Pte. Ltd., and the SPAC at their historical cost; and (iv) the combined entity’s equity structure for all periods presented.

The equity structure has been recast in all comparative periods up to the Closing date to reflect the number of shares of the Company’s Common Stock, $0.0001 par value per share, issued to DigiAsia Bios Pte. Ltd. shareholders in connection with the Reverse Recapitalization. As such, the shares and corresponding capital amounts and income per share related to DigiAsia Bios Pte. Ltd. Common Stock prior to the Reverse Recapitalization have been retroactively recast as shares reflecting the exchange ratio of 3,797 established in the Reverse Recapitalization.

Note 2    Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These unaudited interim condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (USGAAP)  and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the ASC and an Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. These estimates and assumptions are inherently subjective in nature and actual results may differ from these estimates and assumptions, and the differences could be material.

These unaudited interim condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements and are not necessarily indicative of the results of operations and cash flows expected for the year ended December 31, 2024. In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Investment in entities in which Company has joint control are accounted for using the equity method of accounting. Under the equity method, the Company’s share of the nonconsolidated affiliate's income or loss is recognized in the consolidated statement of earnings and cumulative post-acquisition changes in the investment are adjusted against the carrying amount of the investment.

The consolidated financial statements have been prepared under the historical cost method, except for certain accounts which are measured on the basis as described in the related accounting policies.

The consolidated financial statements are prepared under the accrual basis of accounting. The consolidated statements of cash flows are prepared using the indirect method, with classification of cash flows into operating, investing, and financing activities.

Principles of Consolidation

The consolidated financial statements comprise of the financial statements of the Company, as parent entity, and consolidated entities as a single economic entity. First, entities are subjected to the variable interest entity (VIE) model. If the VIE model is not applicable, then entities are subjected to the voting interest model (VOE).

Under the VIE model, a reporting entity has a controlling financial interest in a VIE if it has both: (a) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (b) the obligation to absorb losses or the rights to receive benefits that could be significant to the VIE.

Under the VOE, a controlling financial interest generally exists if a reporting entity has a majority voting interest in another entity. In certain circumstances, the power to control may exist when one entity holds less than a majority voting interest (e.g., because of contractual provisions or agreements with other shareholders).

The entities are consolidated as on the date when the Company obtains controlling financial interest in the entities. Periodically, the Company determines whether any changes in its interest or relationship with the entity impact the determination of whether the entity is still a VIE and, if so, whether the Company is the primary beneficiary.

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

Risk and uncertainties

The group is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, dependence on key individuals, and risks associated with changes in information technology.

Most of the Group’s revenues are denominated in Rupiah (Rp). In addition, a significant portion of the Group expenses, primarily employee cost, selling and marketing expenses and general and administration expenses are incurred in Rp. For financial reporting purposes, the Group translates all non-USD denominated transactions into USD. Thus, the Group is exposed to the risk that fluctuations in the value of Rp relative to the USD could have a direct impact on the revenues and the results of operations.

The Company incurred a net loss of $1,478,828 and $164,417 during the six months ended June 30, 2024 and June 30, 2023 respectively, and cash used in operations was $4,963,036 and $2,645,754 for the six months ended June 30, 2024 and June 30, 2023 respectively. The Company’s accumulated deficit amounts to $55,547,482 and $34,179,586 as of June 30, 2024 and December 31, 2023 respectively. The Company has negative working capital of $12,735,692 (inclusive of cash received in merger transaction). In addition, the Company’s cash position is critically deficient and critical payments to the operational and financial creditors of the Company are not being made in the ordinary course of business, all of which raises substantial doubt about the Company’s ability to continue as a going concern.

The Company will require additional funding to meet its ongoing obligations and to fund anticipated operating losses. The ability of the Company to continue as a going concern is dependent on raising funds to meet its business plan and operations. Subsequent to period ended June 30, 2024, the Company has raised certain funds, majority of which are convertible loans.

Management is focused on implementing strategic cost controls, optimizing cash flow, and securing additional financing to minimize losses and transform the company into a profitable entity. As part of this effort, a comprehensive strategic plan has been developed, which includes initiatives to expand the business, enhance customer acquisition, and improve customer retention which will result in sufficient working capital to meet these repayments.

Accordingly, the financial statements of the Company for the six months period ended June 30, 2024, have been prepared on a going concern basis. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Critical Accounting Policies and Estimates

a.	Business combination

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at fair value.

Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity. Total comprehensive income/(loss) is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

b.	Foreign currency

The consolidated financial statements are presented in United States Dollar (USD or $), which is also the functional currency of the Company and its Singapore based subsidiaries.

Each entity in the Group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency.

The functional currency of the Company’s foreign subsidiaries are Indonesian Rupiah (Rp), being the currency that mainly influences sales prices for goods and services and of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services. The functional currencies of the entities in the Group are determined based on the management’s assessment of the economic environment in which the entities operate and the entities’ process of determining sales prices.

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

Transactions and balances

Transactions in foreign currencies are recorded in the respective functional currencies of the entity at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate at the end of the reporting period and the impact, if any on such translation are recognized in the consolidated statement of operations. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured and the impact, if any on such translation are recognized in the consolidated statement of operations.

Consolidation of foreign entities

All assets and liabilities of foreign subsidiaries with a functional currency other than USD are translated using the closing rates at the date of the consolidated balance sheet. Income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions).

Translation differences resulting from the application of this method are classified under other comprehensive income/(loss) until the disposal of the subsidiary. At the date of disposal, the cumulated translation differences in other comprehensive income/(loss) are recognized in consolidated statement of operations.

c.	Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

The carrying value reported in the balance sheets of cash and cash equivalents, restricted cash, loans, accounts receivables, other current assets, accounts payable, accrued expenses, short term borrowings, contract liabilities, income taxes approximate fair value because of their short-term nature.

The fair value hierarchy includes a three-level hierarchy that assigns the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs.

Level 1 -	Unadjusted quoted prices in active markets for identical assets or liabilities that the Group is able to access.
Level 2 -

Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly. These inputs may include (a) quoted prices for similar assets in active markets, (b) quoted prices for identical or similar assets in markets that are not active, (c) inputs other than quoted prices that are observable for the asset, or (d) inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	Inputs that are unobservable and significant to the entire fair value measurement.

Unobservable inputs require greater judgment in measuring fair value. In instances where there is limited or no observable market data, fair value measurements for assets and liabilities are based primarily upon the Group’s own estimates, and the measurements reflect information and assumptions that management believes a market participant would use in pricing the asset or liability,

When determining fair value, the Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation techniques used by the Group to determine fair value are considered to be market or income approaches.

The market approach includes valuation techniques that use prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities.

The income approach includes valuation techniques that measure the present value of anticipated future economic benefits (i.e., net cash flows). The estimated net cash flows are forecast over the expected remaining economic life and discounted to present value using a discount rate commensurate with the level of risk associated with the expected cash flows.

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

d.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Cash equivalents are held for the purpose of meeting short‑term cash commitments rather than for investment or other purposes. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition.

e.	Restricted cash

Restricted cash includes amounts that cannot be withdrawn or used for general operating activities under legal or regulatory restrictions. Restricted cash consists of amount deposited by customers for digital payment transactions that are subject to local regulatory restrictions requiring appropriate segregation and restriction in their use. Restricted cash is presented as a separate line item in the consolidated balance sheet.

f.	Prepayments and advances

Advances are payment for transactions to suppliers or service providers or employees of the Group before the goods/services are received.

Prepaid expenses are amortized over their beneficial period using the straight-line method.

g.	Property and equipment

Property and equipment are initially recorded at cost which includes the purchase price, borrowing costs and other costs directly attributable to bring the asset to the present location and condition. Cost also includes the cost of replacing part of property and equipment if met the recognition criteria.

Subsequent expenditures incurred for the property and equipment are included in the cost of the property and equipment if it is probable that economic benefits associated with the asset will flow to the Group and the subsequent expenditures can be measured reliably. Other subsequent expenditures are recognized in consolidated statement of operations in the period in which they are incurred.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each financial reporting date. The estimated useful life is 2-5 years for property and equipment.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in consolidated statement of operations.

h.	Intangible assets

Licenses

Licenses acquired separately are measured on initial recognition at cost.

Licenses acquired in a business combination transaction which doesn’t constitute a business are accounted for as asset acquisition. Where the consideration given is not in the form of cash, measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets acquired, whichever is more clearly evident.

Licenses are amortized over their estimated useful life of 10 years using straight line method.

Capitalized Developed Software

The Group incurs development costs related to software it develops for its internal use. Qualifying costs incurred during the application development stage are capitalized. These costs primarily consist of internal labor and third-party development costs and are amortized using the straight-line method over the estimated useful life of the capitalized developed software, which generally ranges from three to five years. All other research and maintenance costs are expensed as incurred.

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

i.	Impairment of long-lived assets

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Group measures recoverability of assets to be held and used by a comparison of the carrying value of an asset to undiscounted future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

j.	Non-marketable Securities

The Group account for non-marketable equity securities through which it exercises significant influence but do not have control over the investee under the equity method, All other non-marketable equity securities that the Group hold are primarily accounted for under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date and are recorded as a component of non-operating income/(expense) in the consolidated statement of operations.

Non-marketable securities that do not have effective contractual maturity dates are classified as non-current assets on the Consolidated Balance Sheets.

k.	Post-employment benefits liabilities

The Group records post-employment benefits liabilities based on calculations, which include various actuarial assumptions including discount rates, compensation increases and other assumptions involving demographic factors. The Group reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends. The Group believes that the assumptions used in recording its post-employment benefit liabilities are reasonable based on its experience, market conditions and inputs from its actuaries.

The Group elected to recognize actuarial gains and losses in other comprehensive income/(loss) initially and recognize in net income in subsequent reporting periods using deferral approach.

l.	Stock-based compensation

Stock-based compensation is accounted for based on the requirements of ASC 718 – “Compensation –Stock Compensation”, which requires recognition in the financial statements of the cost of employee, director, and non-employee services received in exchange for an award of equity instruments over the period the employee, director, or non-employee is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee, director, and non-employee services received in exchange for an award based on the grant-date fair value of the award.

m.	Earnings/(loss) per share

Basic earnings (loss) per share is computed by dividing the profit (loss) for the year attributable to owners of the Company by the weighted average number of issued and fully paid shares outstanding during the year.

Diluted earnings (loss) per share is calculated when the Company has instruments which are potentially dilutive ordinary shares. Anti-dilutive shares are excluded from basic and dilutive earnings (loss) per share calculations.

n.	Revenue Recognition and Contract Assets and liabilities

In accordance with ASU No. 2014-09, Topic 606 - Revenue from Contracts with Customers, the Group recognizes revenue in accordance with that core principle by applying the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers is recognized when the Group satisfies a performance obligation by transferring a promised service to the customer, which is when the customer obtains control of the service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized pertains to the portion of satisfied performance obligation.

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised services to a customer, excluding amounts collected on behalf of third parties. The Group does not provide any refunds, warranties, or similar obligations.

Where the Group acts as an agent for selling services, only the commission income is included within revenue. Typically, the Group has a right to payment before or at the point that services are delivered. Cash received before the services are delivered is recognized as a contract liability. The amount of consideration does not contain a significant financing component as payment terms are less than one year. The specific revenue recognition criteria described below must also be met before revenue is recognized.

Revenue from services is recognized when the control of services are transferred as per the terms of the agreement with customer i.e., as and when services are rendered. Revenues are disclosed net of the value added taxes charged on such services.

The Group derives its revenues from digital services. A majority of the Group’s revenues are generated through Application Programming interface (API) services.

Revenue from Application Programming interface (API) services

The Group provides modern API services which helps customers to modernize their existing systems and enabling wallet solutions, cost effective and smooth operations. These services are provided through API integration with the customer system. The Group earns transaction fees that are charged to customers on per transaction basis for rendering these services. The transaction fee is fixed fee for each transaction. The Group recognizes revenue as and when the API interface is used.

Revenues from digital payments

The Group provides various integrated end-to-end financial technology services which include e-money services. The Group enables access to digital platform application for users to make payments for their transactions. The Group earns transaction fees that are charged to merchants on a transaction basis for rendering these services. The transaction fee is either a fixed fee for each transaction or a fixed percentage of the payment amount. The Group also charges payment fee to users for convenience when transacting using the Group’s platforms. The recognition of revenue coincides with the payment transaction processed on the digital platform between users.

Revenues from peer-to-peer lending

The Group provides platform for peer-to-peer lending mechanism, which aims to bridge lender and borrower through innovative and safe platform without the intermediaries of banks and other financial institutions. The Group receives platform fees for facilitating servicing of loans on behalf of lenders, including managing payments and collections from borrowers and payments to those lenders. The platform fees are determined based on the agreement between the Group and the lenders. The Group earns a platform fee for every transaction of disbursement and repayment of borrowing executed on its digital platform.

Trade receivables, contract assets and contract liabilities

A contract with a customer creates legal rights and obligations. As the Group renders services pursuant to a customer contract, an unconditional right to receive consideration is considered as a trade receivable. If the Group’s right to consideration for such performance is contingent upon a future event or satisfaction of additional performance obligations, the amount of revenues recognized in excess of the amount billed to the customer is recognized as a contract asset. Contract liabilities represent consideration received from customers in excess of revenues recognized. Contract assets and liabilities are presented net at the individual contract level in the consolidated balance sheet and are classified as current or noncurrent based on the nature of the underlying contractual rights and obligations.

o.	Sales and marketing expenses

Expenses incurred to promote Company’s brand, products and services are recognized in sales and marketing expenses in the consolidated statement of operations. The timing of recognition is dependent on the type of sales or marketing expense.

p.	Interest income and expense recognition

Interest income is recognized on an accrual basis using the effective interest method. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

Interest expense is recognized on an accrual basis using the effective interest method.

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

q.	Leases

The Group leases office space. Rental contracts are typically made for fixed periods of 2 years but may have extension options. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions. The agreements do not impose any covenants.

Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the balance lease term. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to consolidated statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Lease liabilities include the net present value of the following lease payments:

a)	Fixed payments (including in-substance fixed payments), less any lease incentives receivable.
b)	Variable lease payments that are based on an index or a rate, amounts expected to be payable by the lessee under residual value guarantees.
c)	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
d)	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

a)	The amount of the initial measured of lease liability,
b)	Any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

Lease expense is recognized on a straight-line basis over the lease term for operating leases.

ASC 842 requires the Group to apply guidance on impairment of long-lived assets in ASC 360 to right-of-use assets. Therefore, right-of-use assets must be monitored for impairment, like other long-lived nonfinancial assets, regardless of whether the lease is an operating lease or a finance lease. When impairment indicators exist, an asset (asset group) should be tested to determine whether there is an impairment.

We evaluate each of our lease and service arrangements at inception to determine if the arrangement is, or contains, a lease and the appropriate classification of each identified lease. A lease exists if we obtain substantially all of the economic benefits of, and have the right to control the use of, an asset for a period of time. Right-of-use assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease agreement.

We consider a termination or renewal option in the determination of the lease term when it is reasonably certain that we will exercise that option. Because our leases generally do not provide a readily determinable implicit interest rate, we use an incremental borrowing rate to measure the lease liability and associated right-of-use asset at the lease commencement date. The incremental borrowing rate used is a fully collateralized rate that considers our credit rating, market conditions and the term of the lease at the lease commencement date.

r.	Income taxes

The Group is subject to income taxes in the Singapore and Indonesia. Significant judgement is required in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the consolidated statement of operations of the period of change. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid-in-capital.

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

s.	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocation of resources and assessing performance of the operating segments and make strategic decisions. The Group’s chief operating decision makers have been identified as the directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

The Group operates in one single segment: Digital Services. The Group does not distinguish reportable segments by geographical market Since the group has operations only in Indonesia.

t.	Subsequent events

Post year-end events that provide additional information about the Group’s position at the reporting date (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the consolidated financial statements when material.

u.	Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. The Group also discloses a range of exposure to incremental loss when such amounts can be estimated and is reasonably possible to occur in future periods. In estimating the Group’s exposure to loss contingencies, if an amount within the estimated range of loss is the best estimate, that amount will be accrued. However, if there is no amount within the estimated range of loss that is the best estimate, the Group will accrue the minimum amount within the range and disclose the amount up to the high end of the range as an exposure to incremental loss, if such amount is considered reasonably possible. Such estimates are based on the best information available at the time. As additional information becomes available, the Group reassess the potential liability and records an adjustment to its estimate in the period in which the adjustment is probable and an amount or range can be reasonably estimated. The determination of an expected contingent liability and associated litigation expense requires the Group to make assumptions related to the outcome of these matters. Due to the inherent uncertainties of loss contingencies, the Group’s estimates may be different than the actual outcomes.

Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

v.	Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, “Segment Reporting (ASC 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. This update does not have any impact on the Company’s consolidated financial statements.

On December 14, 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The ASU’s effective date is for fiscal years beginning after December 15, 2024. The adoption of the ASU 2023-09 will enhance quantitative and qualitative disclosures related to rate reconciliation of significant components and income tax paid. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

In March 2024, the FASB issued ASU 2024-02 Codification Improvements – Amendments to Remove References to the Concept Statements to provide amendments to the Codification that remove references to various FASB Concepts Statements. ASU 2024-02 is effective for our annual periods beginning December 15, 2024, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

There are other new accounting pronouncements issued by the FASB that the Company has adopted or will adopt, as applicable, and the Company does not believe any of these accounting pronouncements have had, or will have, a material impact on its consolidated financial statements or disclosures.

w.	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Such estimates may include, among other items, those related to allowance for doubtful accounts, useful lives of property and equipment and intangibles, estimates for post-employment benefit liabilities, current and deferred tax provisions, impairments, fair value measurements, employee stock compensation expenses and certain accrued liabilities. Actual results could differ from those estimates and those differences may be material.

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

Note 3    Reverse Recapitalization

As discussed in Note 1, “General Information”, on the Closing Date, DigiAsia Bios Pte. Ltd. completed the acquisition of StoneBridge and DigiAsia Bios Pte. Ltd. received net proceeds of $171,256 and assumed liabilities amounting to $10,930,157 (including $ 4,500,000 settled by issuance of common stock of the Company) which were recorded in the Consolidated Balance Sheet. Further, unsecured promissory notes of $3,918,374 were assumed. As of June 30, 2024, the Group recorded $8,095,000 of transaction costs, which consisted of legal, accounting, and other professional services related to the Reverse Recapitalization, of which $6,000,000 was related to common stock issued during the Reverse Recapitalization and was recorded as a reduction to additional paid-in capital. The cash outflows related to these costs were presented as financing activities in the Company’s Consolidated Statements of Cash Flows.

On the Closing Date, each then-outstanding StoneBridge ordinary share was cancelled and converted into one share of common stock of the registrant, par value $0.0001 per share (“Common Stock”), and each then-outstanding StoneBridge warrant was assumed and converted automatically into a warrant of the Company, exercisable for shares of Common Stock. Additionally, outstanding StoneBridge Class B shares were converted into ordinary shares.

As additional consideration for the acquisition of DigiAsia Bios Pte. Ltd., at the Closing, StoneBridge issued and deposited into an escrow account established for this purpose (the “Earnout Escrow Account”) 5,000,001 shares of Common Stock (the “Earnout Shares”) to be held in the Earnout Escrow Account in accordance with the terms of an earnout escrow agreement. The Original Earnout Terms were modified pursuant to the terms and provisions set forth in the Post-Closing Amendment, effective immediately upon the adoption of the Post-Closing Amendment on April 2, 2024 resulting in the Earnout Shares becoming distributable to stockholders in accordance with the terms of the Business Combination Agreement.

The equity structure has been recast in all comparative periods upto the Closing date to reflect the number of shares of the Company’s Common Stock, $0.0001 par value per share, issued to DigiAsia Bios Pte. Ltd. shareholders in connection with the Reverse Recapitalization. As such, the shares and corresponding capital amounts and loss per share related to DigiAsia Bios Pte. Ltd. Common Stock prior to the Reverse Recapitalization have been retroactively recast as shares reflecting the exchange ratio of 3,797 established in the Reverse Recapitalization.

Note 4    Revenues

The following tables present a disaggregation of revenues from contracts with customers for the six months ended June 30, 2024 and 2023:

	Six months ended June 30, 2024	Six months ended June 30, 2023

API Services	$50,548,864	$34,672,472
Other services	561,358	649,304
Total	$51,110,222	$35,321,776

The Group earns its revenues from customers in Indonesia, its primary geographical market.

ASC 606 requires that each customer arrangement should be assessed whether revenue is recognized at a point in time or over time. For the six months ended June 30, 2024 and 2023, substantially all of Group’s revenues are recognized over time.

Note 5    General and administrative

	Six months ended June 30, 2024	Six months ended June 30, 2023
Employee benefits expense	773,643	1,817,706
Professional fees	335,103	465,016
IT and maintenance	305,083	307,452
Rental	4,685	50,579
Others	1,592,803	310,401
Total	$3,011,317	$2,951,154

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

Note 6    Non-Marketable Equity Securities

At June 30, 2024 and December 31, 2023, the carrying value of the Group’s investments in equity securities without readily determinable fair values totaled $11,633,818 and $12,278,293, respectively. For both the period ended June 30, 2024 and December 31, 2023, there were no adjustments to the carrying value of equity securities without readily determinable fair values.

For all equity securities without readily determinable fair values as of June 30, 2024 and December 31, 2023, the Group has elected the measurement alternative. As of June 30, 2024 and December 31, 2023, under the measurement alternative election, the Group did not identify any fair value adjustments using observable price changes in orderly transactions for an identical or similar investment of the same issuer.

The Group’s investment in non-marketable equity securities in joint ventures are measured under equity method.

Note 7    Property and equipment

	June 30, 2024	December 31, 2023
Equipment	$239,105	$254,600
Less: accumulated depreciation	(230,913)	(245,239)
Total	$8,192	$9,361

Note 8    Intangible assets

	June 30, 2024	December 31, 2023
License	$20,000,000	$20,000,000
Software (including software under development)	61,209	156,797
	20,061,209	20,156,797
Less accumulated amortization	(8,700,695)	(7,687,989)
Total	$11,360,514	$12,468,808

Amortization expense on license amounting to $ 1,000,000 and $ 1,000,000 for the six months ended June 30, 2024 and June 30, 2023, respectively are charged to “Cost of revenue”.

License

During the year 2019, the DigiAsia Bios Pte. Ltd. executed a term sheet with Interchange Payment Group Holdings Limited (IPGH) and entered into a share subscription agreement in February 2020, pursuant to which IPGH had subscribed for allotment and issuance of 2,626 new ordinary shares of DigiAsia Bios Pte. Ltd for a subscription price of USD 20,000,000, the amount of which shall be fully settled by delivery of promissory note for an equivalent amount duly executed by IPGH in favor of the Company to pay the principal amount irrevocably and unconditionally and shall be due and payable on the date of completion of the Acquisition or on such date as may be mutually agreed in writing between IPGH and the Group.

Further during February 2020, DigiAsia Bios Pte. Ltd. (“Acquirer”) entered into an agreement to acquire 100% shares of Migrant lifeline Technologies Private Limited (“Acquiree” or “IPGH SPV”) held by IPGH for an aggregate consideration of USD 20,000,000 in accordance with the terms and conditions of the agreement. The payment for acquisition price was to be settled by presentation of promissory note issued for subscription of shares as stated in the paragraph above. The consideration payable by DigiAsia Bios Pte. Ltd. on completion shall be fully set-off against the outstanding amount of USD 20,000,000 payable by IPGH under promissory note and shall constitute full and final satisfaction and discharge of all of the acquirer payment obligation in respect of the consideration.

The IPGH SPV only holds an intangible right i.e., sublicense right received from IPGH in accordance with the Interchnage Strategic Alliance Agreement, which is considered as the only single identifiable asset consisting solely of a non-exclusive, royalty-free, perpetual, irrevocable, sub-licensable, non-transferable license to use the System and work product solely within the territory subject to certain conditions. Accordingly, the acquisition of IPGH SPV by the Group does not constitute a business and the transaction has been accounted for as an asset acquisition at the value of USD 20,000,000.

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

Note 9    Accounts receivables

	June 30, 2024	December 31, 2023
Receivable from customers	$37,336,641	$7,078,333
Total	$37,336,641	$7,078,333

Account receivables are from third parties, are non-interest bearing and are generally due for payment within 0-180 days. They are recognised at their original invoice amounts which represent their fair values on initial recognition.

The Group records an allowance for credit losses for amounts owed that may never settle or be collected. As at June 30, 2024 and December 31, 2023, there are no allowance created for expected credit losses.

Note 10  Loans

	June 30, 2024	December 31, 2023
Loans	$3,606,680	$3,270,722
Total	$3,606,680	$3,270,722

Loans to third parties are advances made by the Group for working capital and other requirements. These loans are non-interest bearing and are considered as current in nature.

The Group records an allowance for credit losses for amounts owed that may never settle or be collected. As at June 30, 2024 and December 31, 2023, there are no allowance created for expected credit losses.

Note 11  Other current assets

	June 30, 2024	December 31, 2023
Prepayments, advances, and deposits*	$500,259	$753,197
Other assets	6,644	8,958
Total	$506,903	$762,155

* Includes certain deposits under lien towards bank overdraft and corporate credit card facility.

Note 12  Cash and cash equivalents and restricted cash

Cash and cash equivalents

	June 30, 2024	December 31, 2023
Cash in banks
Indonesian Rupiah	$217,796	$2,217,277
United States Dollar	2,860,392	2,838
Others	89,426	8,265
Total	$3,167,614	$2,228,380

Restricted cash

	June 30, 2024	December 31, 2023
Restricted cash
Indonesian Rupiah	$2,711,425	$2,787,745
Total	$2,711,425	$2,787,745

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

Note 13  Trade payables

	June 30, 2024	December 31, 2023
Payable to employees	$693,757	$427,567
Trade payables	34,712,713	9,673,873
Total	$35,406,470	$10,101,440

Trade payables come from third parties and are generally on 0-180 days terms. They are recognised at their original invoice amounts which represent their fair values on initial recognition.

Note 14  Accrued expenses and others

	June 30, 2024	December 31, 2023
Accrued expenses and others	$5,282,900	$2,372,222
Total	$5,282,900	$2,372,222

Accrued expenses comes from amount payable for operating expenses and are generally on 30 days terms.

Note 15  Short -term borrowings

The Group has availed certain secured as well as unsecured borrowing facility from various parties carrying interest in range of 0%-18% per annum.

Note 16  Common stock

On April 2, 2024, the Company consummated a Business Combination which was accounted for as a Reverse Recapitalization (refer Note 3 for additional information). As a result of the Reverse Recapitalization, 13,167 shares of DigiAsia Bios Pte. Ltd. Common Stock, were converted into shares of the Company’s Common Stock at an Exchange Ratio of 3,797. The holders of Common Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval.

As on the Closing date, a) 50,000,000 shares were issued at an exchange ratio of 3,797 in exchange for 13,167 of DigiAsia Bios Pte. Ltd., b) 5,000,000 shares of the Company were issued at a conversion ratio of 1:1 in exchange for 5,000,000 Class B ordinary shares of the SPAC, c) 91,836 shares were issued against to existing Class A ordinary shareholders and d) 1,050,000 shares of common stock were issued to vendors as compensation for services received by the Group which includes 450,000 shares issued against deferred underwriting fee payable amounting to $4,500,000.

Upon closing of the Business Combination, the Management Earnout Group will be entitled to up to an aggregate of 5,000,001 Earnout Shares upon the achievement of certain revenue milestones.

Note 17  Segment Information

The Group operates in single segment i.e., Digital Services.

For the purpose of internal reporting and management’s operation review, the chief operating decision makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located at one location, substantially all revenues are earned and substantially all expenses are incurred in Indonesia, accordingly, no geographical segments are presented.

The percentage of the Company’s operating revenues derived from two major customer for the six months ended June 30, 2024 and June 30, 2023 is 99% and 98% respectively.

Note 18  Commitments and Contingencies

The Group is not subject to any commitment and contingencies in the ordinary course of business as at June 30, 2024 and December 31, 2024.

DIGIASIA CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States Dollar, except share data)

Note 19  Subsequent events

On December 17, 2024 the Company, received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) regarding a failure to meet Nasdaq's minimum bid price requirements. The Notification Letter advised that for the last 30 consecutive business days, from November 1, 2024 through December 16, 2024, the minimum closing bid price per share for the Company's ordinary shares was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2). The Notification Letter has no immediate effect on the listing or trading of the Company's ordinary shares on the Nasdaq.

On February 17, 2025, the Company has entered into a purchase agreement (the “ELOC Agreement”) with Arena Business Solutions Global SPC II, LTD (the “Investor”). Under the ELOC Agreement, the Company has the right, but not the obligation, to direct the Investor to purchase up to $20 million of the Company’s ordinary shares, par value $0.0001 per share (the “Common Shares”) upon the satisfaction of certain terms and conditions contained in the ELOC Agreement.

Apart from above, subsequent to June 30, 2024 Company has also availed certain borrowing facilities from various parties.

On March 18, 2025 the Company received a notice of non-compliance from the Nasdaq stating that, as a result of not having timely filed its interim report on Form 6-K for the six months ended June 30, 2024, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(2), which requires each foreign private issuer to submit on a Form 6-K an interim balance sheet and income statement as of the end of its second quarter to the U.S. Securities and Exchange Commission. This notice has no immediate effect on the listing or trading of the Company’s ordinary shares on Nasdaq.

On April 22, 2025, the Company received a letter from the Listing Qualifications staff of Nasdaq notifying the Company that based on the Market Value of Listed Securities (“MVLS”) of the Company for the period from March 10, 2025 to April 21, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(b)(2), to maintain a minimum MVLS of $35 million. Nasdaq has provided the Company with a 180 calendar days compliance period, or until October 20, 2025, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, Nasdaq will provide notice that the Company’s securities will be subject to delisting. In that event, the Company may appeal such determination to a hearing panel. The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement.

On May 16, 2025, the Company received a letter from the Listing Qualifications staff of the Nasdaq notifying the Company that it does not comply with Nasdaq Listing Rule 5250(c)(1) (the “Annual Listing Rule”) due to its failure to file its Annual Report on Form 20-F for the period ended December 31, 2024 (the “20-F”). Previously, on March 18, 2025, the Company received a delinquency notice from Nasdaq stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(2) (the “Interim Listing Rule” together with the Annual Listing Rule, the “Listing Rules”) as a result of the Company’s failure to timely file on a Form 6-K its interim report for the six months ended June 30, 2024 (the “Initial Delinquent Filing”). In connection with the Initial Delinquent Filing, the Company was granted an automatic extension until June 30, 2025 to file its delinquent 6-K interim financials for the period ended June 30, 2024. As a result of this additional delinquency, any further exception to allow the Company to regain compliance with all delinquent filings will be limited to a maximum of 180 calendar days from the due date of the Initial Delinquent Filing, or June 30, 2025. The deficiency letters have no immediate effect on the listing of the Company’s ordinary shares, and its ordinary shares will continue to trade on the Nasdaq Capital Market.